UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For October 14, 2016

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Buenos Aires, October 14, 2016.

Messrs.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Re: Transportadora de Gas del Sur S.A. (“TGS”)

Dear Sirs,

The purpose hereof is to inform you -in accordance with the requirements set forth in the regulations under the United States Securities and Exchange Act- that today TGS’ Board of Directors unanimously decided to redeem the outstanding US$ 30,820,750, 7.875% Fixed Rate Notes Due May 14, 2017 that have been authenticated and delivered under the Indenture dated as of May 14, 2007 (among Transportadora de Gas del Sur S.A., as Issuer, Law Debenture Trust Company of New York, as Trustee, Co-Registrar, Principal Paying Agent and Transfer Agent and Banco Santander Río S.A., as Registrar, Paying Agent and Transfer Agent), within the Medium-Term Note Program for the issuance from time to time of up to an aggregate principal amount outstanding at any time of US$ 650,000,000 (or its equivalent in other currencies or composite currencies) of medium-term notes.

Therefore, pursuant to Section 11.4 of the Indenture, TGS informs as follows:

(i)

the Redemption Date will be on November 14, 2016.

(ii)

the Redemption Price will be equal to 100% of the principal amount.

(iii)

all of the Notes Due 2017 are to be redeemed, as said before.

(iv)

on the Redemption Date, the Redemption Price will become due and payable and that interest thereon will cease to accrue on and after said date,

(v)

Bartolomé Mitre 480, Ciudad Autónoma de Buenos Aires, República Argentina (Banco Santander Río S.A.) and 400 Madison Avenue, 4th Floor, New York, New York 10017, United States of America (Law Debenture Trust Company of New York), are the places where the payment will take place.

Sincerely yours,

Silvia Migone Diaz

Attorney in fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Javier Gremes Cordero
	Name:	Javier Gremes Cordero
	Title:	Chief Executive Officer

By:	/s/Nicolás M. Mordeglia
	Name:	Nicolás M. Mordeglia
	Title:	Legal Affairs Vice President

Date: October 14, 2016